SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 14, 2006

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K and incorporated herein is the Registrant’s press release dated August 13, 2006, entitled “Scailex Corporation Announces Second Quarter 2006 Results”.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

August 14, 2006

NEWS

FOR IMMEDIATE RELEASE

Scailex Corporation Announces Second Quarter 2006 Results

—	Reports Net Income of $4.9 Million

Tel Aviv, Israel – August 13, 2006.  Scailex Corporation Ltd. (NASDAQ & TASE: SCIX) today announced its unaudited financial results for the second quarter ended June 30, 2006.

The results of operations for the second quarter of 2006 include no revenues. The operating loss in the second quarter of 2006 was $1.5 million compared to an operating loss of $2.2 million in the second quarter of 2005. Scailex Corporation reported net income of $4.9 million in the second quarter of 2006 compared to net income of $2.8 million in the second quarter of 2005. The net income this quarter is primarily attributable to financial income of $3.3 million and a gain recorded from the previously disclosed additional U.S. federal income tax receivable of $4.8 million in discontinued operations.

Cash, cash equivalents and investments in securities at the end of the second quarter of 2006 at Scailex Corporation and its wholly-owned subsidiaries amounted to $247.0 million. Cash and cash equivalents at Scailex Vision (Tel Aviv) Ltd., Scailex’s majority owned subsidiary, at the end of the second quarter of 2006 amounted to $38.9 million (excluding the $24 million retained in escrow under the agreement with Hewlett-Packard Company).

Yahel Shachar, Scailex’s CEO, stated: “We are continuing our quest to identify appropriate business combination opportunities or to otherwise engage in various businesses, and, following the change in our principal shareholders, we may seek investments in petrochemical companies and related industries. To that end, we intend to evaluate the possible acquisition of the Oil Refineries in Haifa if and when the State of Israel commences the tender process, as it recently indicated it would.”

Conference Call
Scailex will be holding a conference call to discuss its second quarter of 2006 on Monday, August 14, 2006 at 08:00 a.m. EST (5:00 a.m. Pacific time, 1:00 p.m. GMT, 3:00 p.m. Israel time). All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.Scailex.com. A replay of the conference call will be available shortly after the call during the seven days following the conference call (until August 21, 2006) at the following numbers:

US:	1-800-475-6701
Intl:	1-320-365-3844
Access code:	838001

Scailex Corporation Ltd.

Scailex Corporation shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.Scailex.com.

Forward Looking Statements

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) our absence of significant operations following the sale of the business of Scailex Vision and uncertainty as to our future business model and our ability to identify, evaluate and execute suitable business opportunities, (2) the fact that our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or PFIC, (3) changes in domestic and foreign economic and market conditions, (4) the impact of the Company’s accounting policies, (5) risks relating to pursuing strategic alternatives, (6) risks and uncertainties associated with the tax and accounting consequences of the sale of the business of Scailex Vision, (7) risks and uncertainties relating to the Company’s plans for its financial assets following the sale of Scailex Vision, (8) the fact that we may be deemed an “investment company” under the Investment Company Act of 1940 under certain circumstances (including as a result of the investments of assets following the sale of the operations of Scailex Vision), and/or the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”, (9) risks and uncertainties resulting from the sale of approximately 50% of our outstanding share capital by our former two principal shareholders to an unaffiliated third party and the potential impact on the Company and our operations and strategies, (10) the impact of significant changes in our board of directors and management resulting from such sale, and (11) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission, including without limitation, those set forth under such headings as “Risk Factors” and “Trend Information” in the Company’s Annual Report on Form 20-F. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Contact

Scailex Corporation Ltd.
Yahel Shachar
Chief Executive Officer
Tel:	+972 3 607-5855
Fax:	+972 3 607-5884
E-mail:	yahel.shachar@Scailex.com

(Tables to Follow)

SCAILEX CORPORATION LTD. (AN ISRAELI COMPANY) AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(U.S. Dollars in thousands, except per share data)

	Quarter ended June 30,
	2006 (Unaudited)	2005 (Unaudited)

Expenses
Research and development, net	657	1,039
Marketing, General and administrative	720	896
Amortization of intangible assets	148	303

Operating loss	(1,525)	(2,238)

Financial Income - net	3,272	1,024
Other income - net	0	829

Income (loss) before taxes on income	1,747	(385)
Taxes on income	(975)	(190)

	772	(575)

Gain from sale / Share in results of associated company	0	981
Minority interest in results of a subsidiary	(155)	0

Net income from continuing operations	617	406
Net Income from discontinued operations	4,281	2,346

Net income for the period	4,898	2,752

Earnings per share - basic & diluted
Continuing operations	$0.02	$0.01
Discontinued operations	$0.11	$0.06

	$0.13	$0.07

Weighted average number of shares used in
computation of EPS (in thousands) - basic	38,066	38,066

computation of EPS (in thousands) - diluted	38,145	38,134

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	June 30, 2006 (Unaudited)	December 31 2005 (Audited)

Assets

Current assets:
Cash and cash equivalents	213,624	200,350
Short-term investments	35,091	30,405
Restricted deposit	0	5,165
Other receivables	425	583
Deferred income taxes	151	1,260
Current Assets of discontinued operations	40,973	80,754

Total current asssets	290,264	318,517

Investments and other non-current assets

Securities held-to-maturity	24,960	29,707

Other investments and prepaid expenses	1,098	1,540

Funds in respect of employee rights upon retirement	683	613

	26,741	31,860

Property and Equipment, net of
accumulated depreciation and amortization	75	82

Intangible Assets, net of accumulated amortization	337	559

	317,417	351,018

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	435	329
Income taxes payable	13,985	13,660
Accrued and other liabilities	1,130	1,507
Current liabilities related to discontinued operations	16,738	30,822

Total current liabilities	32,288	46,318

Long-term liabilities:
Liability for employee rights upon retirement	810	715
Long-term liabilities related to discontinued operation	1,190	1,192

Total long-term liabilities	2,000	1,907

Total liabilities	34,288	48,225

Minority interest of discontinued operation	10,300	41,190

Shareholders' equity	272,829	261,603

	317,417	351,018